UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Soliton Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834251 100

(CUSIP Number)

Brett Ringle Remeditex Ventures LLC 2727 N. Harwood St. Suite 200 Dallas, Texas 75201 214-506-2663

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834251 100	13D	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) REMEDITEX VENTURES LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF	7.	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 8,581,373 shares of Common Stock (See Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,581,373 shares of Common Stock (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,581,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 834251 100	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MALACHITE TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF	7.	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 8,581,373 shares of Common Stock (See Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,581,373 shares of Common Stock (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,581,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 834251 100	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LYDA HILL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7.	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 8,581,373 shares of Common Stock (See Item 5)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,581,373 shares of Common Stock (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,581,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 834251 100	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Soliton Inc., a Delaware corporation (together with its predecessor companies, the “Company” or “Soliton”). The Company’s principal executive offices are located at 5304 Ashbrook Drive, Houston, TX 77081.

Item 2.  Identity and Background.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Remeditex Ventures LLC, Malachite Trust and Lyda Hill. Remeditex Ventures LLC is the record and beneficial owner of the shares of Common Stock subject to this Schedule 13D and shares voting and dispositive power over such securities with Malachite Trust, the majority owner of Remeditex Ventures LLC and Lyda Hill. Ms. Hill is the Trustee of the Malachite Trust. By reason of such relationships, Ms. Hill, the Malachite Trust and Remeditex Ventures LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned directly by Remeditex Ventures LLC. Remeditex Ventures LLC, the Malachite Trust and Lyda Hill each disclaims beneficial ownership of the reported securities except to the extent of its or her pecuniary interest therein. Remeditex Ventures LLC, Malachite Trust and Lyda Hill comprise a group within the meaning of Section 13(d)(3) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Remeditex Ventures LLC, Malachite Trust and Lyda Hill is 2727 N. Harwood St., Suite 200, Dallas, Texas 75201.

Item 2(c).	Occupation:

Remeditex Ventures LLC is a private venture capital firm.

Item 2(d).	Convictions:

During the last five years, neither Lyda Hill, nor any manager, member, officer, or controlling person of Remeditex Ventures LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(f).	Citizenship:

Remeditex Ventures LLC is a Texas limited liability company. Malachite Trust is organized in Texas.
Lyda Hill is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Consideration for the shares of Common Stock came from: (i) the conversion immediately prior to the Company’s initial public offering of 416,666 shares of Series A preferred stock and 2,118,100 shares of Series B preferred stock outstanding with accrued dividends; (ii) the conversion upon the Company’s initial public offering of certain 8.25% convertible notes and 10% convertible notes outstanding with accrued interest; and (iii) the purchase of shares of Common Stock in the Company’s initial public offering.

Item 4.  Purpose of Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment. The reporting person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the reporting person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 5(c) below. Except for the foregoing, the reporting person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 834251 100	13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Remeditex Ventures LLC is the record and beneficial owner of 8,581,373 shares of Common Stock, or 58.7% of the Company’s Common Stock, and shares voting and dispositive power over such securities with Malachite Trust, the majority owner of Remeditex Ventures LLC and Lyda Hill. Ms. Hill is the Trustee of the Malachite Trust. By reason of such relationships, Ms. Hill, the Malachite Trust and Remeditex Ventures LLC may be deemed to share voting and dispositive power over 8,581,373 shares of Common Stock owned directly by Remeditex Ventures LLC. Remeditex Ventures LLC, the Malachite Trust and Lyda Hill each disclaims beneficial ownership of the reported securities except to the extent of its or her pecuniary interest therein. Ms. Hill, Malachite Trust and Remeditex Ventures LLC comprise a group within the meaning of Section 13(d)(3) of the Act, see Item 2(a) above. The percentages used herein are calculated based on the approximately 14,613,000 shares of Common Stock reported by the Company in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on or about March 29, 2019.

(c) Prior to the Company’s initial public offering, the Company had convertible bridge notes outstanding with Remeditex Ventures LLC, in the amount of $8,400,000, consisting of $6,900,000 in principal amount of 8.25% convertible notes and $1,500,000 in principal amount of 10% convertible notes. The 8.25% convertible notes were originally due on January 31, 2018 with respect to $5,000,000 in principal amount of notes and June 29, 2018 with respect to $1,900,000 in principal amount of notes; the maturity date of the notes was extended to April 30, 2019 and the interest rate on such notes increased from 8.25% to 12% commencing on the original due date. Upon the closing of the Company’s initial public offering on February 14, 2019, these notes included accrued interest (calculated through an assumed date of February 14, 2019 of $1,279,932) converted into 4,470,482 shares of common stock, of which 278,571 were sold to private purchasers for an aggregate price of $48,750 pursuant to agreements entered into prior to the initial public offering on February 12, 2019. Of the foregoing shares, 2,151,321 of these shares will result from the conversion of the $6,900,000 8.25% notes and will be subject to a lock-up agreement. The remaining 2,319,161 shares underlying the 10% convertible notes may be sold 90 days after the Common Stock was listed on Nasdaq (which occurred on February 19, 2019), provided that, unless the Common Stock has traded over $12.00 per share for five consecutive days, not more than one-third of such shares may be sold between the 91st and 150th day after the Common Stock is listed on Nasdaq and not more than one-third of such shares may be sold between the 151st and 210th day after Common Stock is listed on Nasdaq. Prior to the Company’s initial public offering, Remeditex Ventures LLC was the sole holder of the Company’s Series A and Series B preferred stock. In connection with the closing of the initial public offering, the Series A and Series B preferred stock was converted into 2,534,766 shares of our common stock. Remeditex Ventures LLC acquired 200,000 shares in the Company’s initial public offering at a purchase price of $5.00 per share.

(d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Item 5 is incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated April 3, 2019, by and among Remeditex Ventures LLC, Malachite Trust and Lyda Hill.

CUSIP No. 834251 100	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2019

Remeditex Ventures LLC

By:	/s/ Brett Ringle
Brett Ringle, President

Malachite Trust

By:	/s/ Lyda Hill
Lyda Hill, Trustee

/s/ Lyda Hill
Lyda Hill